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                                                                       EXHIBIT 9

                       [SYMETRICS INDUSTRIES, INC. LOGO]

                                                               December 22, 1997

Dear Fellow Shareholder:

     We are pleased to inform you that Symetrics Industries, Inc. ("Symetrics" or the "Company") has entered into an agreement with Tel-Save Holdings, Inc. ("TSH"), pursuant to which a wholly-owned subsidiary of TSH has commenced a tender offer today to purchase all the outstanding common stock of Symetrics for $15.00 per share in cash. Under the agreement the tender offer will be followed by a merger in which any remaining shares of common stock will be acquired for $15.00 per share in cash, or any higher price paid per share pursuant to the tender offer, and the Company will become a wholly-owned subsidiary of TSH.

     Your Board of Directors has unanimously determined that the tender offer and the merger are fair to, and in the best interest of, the Company's shareholders, has approved the offer and the merger, and recommends that shareholders accept the offer and tender their shares pursuant to it. In addition to the benefit of this transaction to our shareholders, we believe that the combination will benefit greatly both companies.

     In connection with the transaction, certain executive officers and directors of the Company have granted to TSH options to acquire the approximately 18% of the outstanding stock of the Company on a fully diluted basis, owned by such persons, and the Company has granted to TSH an option under certain circumstances to acquire 19.9% of the amount of Company stock that would be outstanding if the option were exercised.

     Enclosed are TSH's Offer to Purchase, Letter of Transmittal, and other related documents. These documents set forth the terms and conditions of the tender offer. In determining to approve the merger agreement and the transactions contemplated by it, your Board gave careful consideration to a number of factors described in the attached Schedule 14D-9, which has been filed by the Company with the Securities and Exchange Commission. Among other things, the Board considered the opinion of Raymond James & Associates, Inc., to the effect that, as of the date thereof, the consideration to be received by the shareholders in the tender offer and in the merger is fair, from a financial point of view, to them. The Schedule 14D-9 and TSH's offer to purchase describe in more detail the reasons for the Boards' conclusions and contain other important information regarding the tender offer. The Board urges you to consider this information carefully.

     Symetrics' Board, management, and employees thank you sincerely for your loyal support throughout the years.

                                          On behalf of the Board of Directors

                                          Sincerely,

                                          /s/ Dudley E. Garner, Jr.

                                          Dudley E. Garner, Jr.,
                                          Chairman of the Board, President and
                                          Chief Executive Officer